UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

SCOPUS VIDEO NETWORKS LTD.

(Name of Subject Company)

SCOPUS VIDEO NETWORKS LTD.

(Names of Persons Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.40 PER SHARE

(Title of Class of Securities)

M8260H106
(CUSIP Number of Class of Securities)

Yaron Simler, Chief Executive Officer
10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092, Israel
(972-3) 900-7777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Gene Kleinhendler, Adv.
Itay Frishman, Adv.
Gross, Kleinhendler, Hodak, Berkman & Co.
One Azrieli Center
Tel Aviv 67021, Israel
(972-3) 607-4444

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

        The name of the subject company is Scopus Video Networks Ltd., an Israeli company (the “Company” or “Scopus”). The address and telephone number of the Company’s principal executive offices are 10 Ha’amal Street, Park Afek, Rosh Ha’ayin 48092, Israel and (972 3) 900-7777.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the Company’s ordinary shares, par value NIS1.40 per share (the “Shares”). As of July 10, 2007, there were 13,619,627 ordinary shares outstanding of the Company.

Item 2. Identity and Background of Filing Person.

Name and Address

        The Company is the person filing this Statement. The Company’s name, business address and business telephone number set forth in Item 1 above is incorporated herein by reference. The Company’s website address is www.scopus.net. The information on the Company’s website does not constitute part of this Statement.

Tender Offer

        This Statement relates to the tender offer by Optibase Ltd., an Israeli company (“Optibase”), to purchase 678,000 of the outstanding Shares of the Company at a price of US $5.25 per share.

        The Offer (as defined below) is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Optibase with the Securities and Exchange Commission (the “SEC”) on July  6, 2007. According to the Schedule TO, the Offer will expire at 5:00 p.m. (New York Time) on August 6, 2007 unless the Offerors extend or withdraw the Offer. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

        The Schedule TO states that the principal executive office of Optibase is located at 2 Gav Yam Center, Herzliya 46120, Israel, and its telephone number at that address is (972 9) 970-9288.

        According to the Schedule TO, Optibase beneficially owns 3,035,223 Shares, representing approximately 22.5% of the Company’s issued and outstanding Shares.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between Scopus or its affiliates and (i) Scopus or Scopus’ executive officers, directors or affiliates or (ii) Optibase or their respective executive officers, directors or affiliates.

Cash Consideration Payable Pursuant to the Offer.

        If the Company’s directors and executive officers were to tender any shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of July 6, 2007, the Company’s directors and executive officers owned 66,808 shares in the aggregate (excluding the exercise of options to purchase Shares). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Optibase, the directors and executive officers would receive an aggregate of $350,742 in cash. To the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

        Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Item 4. The Solicitation or Recommendation.

Recommendation

        After careful consideration by the Board of Directors, including a thorough review of the Offer with Scopus’ independent financial and legal advisors, the Board of Directors has unanimously determined that the Offer is inadequate and not in the best interests of its shareholders.

        ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER AND FILE AN OBJECTION NOTICE. If you have tendered your Shares, you can withdraw them. For assistance with withdrawing your Shares, you can contact your broker or Scopus.

        A copy of the press release relating to the Scopus Board of Directors’ recommendation to reject the Offer is filed as Exhibit (a)(1) to this Statement.

Background

        From June 2006 through October 2006, the Company held discussions with members of Optibase’s management, certain of Optibase’s representatives and the board of directors of Optibase to discuss a possible negotiated business transaction with Optibase. No further discussions were held with Optibase’s management since October 2006.

        In January 2007, Optibase purchased from Koor Industries Ltd. and Koor Corporate Venture Capital (together, “Koor Entities”), in a private transaction, 3,035,223 ordinary shares of Scopus at an aggregate purchase price of $15,934,920. Following the transaction in January 2007, Optibase requested Scopus to register their Scopus shares with the SEC pursuant to certain registration rights that were assigned to Optibase by Koor Entities.

        On May 31, 2007, the Company received a request from Optibase to include Alex Hilman, a director of Optibase, as a director nominee in the Company’s proxy statement for its next annual meeting, in accordance with section 66(b) of the Israeli Companies Law, 5759-1999.

        On June 14, 2007, the Company responded to these requests. With respect to Optibase’s request to include Mr. Hilman as a director nominee in the Company’s proxy statement for the Company’s next annual meeting, the Company asked Optibase to provide (i) Mr. Hilman’s Curriculum Vitae and (ii) to complete a questionnaire, in order to consider Mr. Hilman’s qualifications to serve as a member of the Board of Director and Audit Committee.

        On July 6, 2007, Optibase filed Schedule TO in connection with the offer to acquire 678,000 Shares at a price per share of $5.25 and subject to certain terms and conditions.

Reasons for the Board’s Recommendation

        After careful consideration by the Board of Directors, including a thorough review of the Offer with Scopus’ independent financial and legal advisors, the Board of Directors has unanimously determined that the Offer is inadequate and not in the best interests of its shareholders.

        The Board of Directors believes that Optibase Offer, which represents only a 5.8 per cent premium to the Company market price on July 5, 2007, substantially undervalues the Company and its unique market position.

Intent to Tender

        To the Company’s knowledge, none of Scopus’ executive officers, directors, affiliates or subsidiaries currently intends to sell Shares, or tender to Optibase pursuant to the Offer any Shares owned of record or beneficially owned by such person.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

        The Board of Directors of the Company retained Thomas Weisel Partners LLC to act as its independent financial advisors in connection with any review of various strategic opportunities.

        Except as set forth above, neither Scopus nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days prior to the date of this Statement or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share

Eitan Koter	June 14, 2007	Sale of Shares	893	$4.9
Eitan Koter	June 14, 2007	Sale of Shares	625	$4.9
Eitan Koter	June 14, 2007	Sale of Shares	893	$4.9
Yoel Gat	June 6, 2007	Sale of Shares	70,000	$4.5
Yoel Gat	June 14, 2007	Sale of Shares	63,583	$4.75

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, Scopus is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Scopus or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets of Scopus or any of its subsidiaries; (3) a tender offer for or other acquisition of Scopus’ securities by Scopus, any of its subsidiaries or any other person; or (4) a material change in the present dividend rate or policy, or indebtedness or capitalization of Scopus.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the preceding paragraph. Notwithstanding the foregoing, the Board of Directors may in the future engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Scopus may conduct. Accordingly, Scopus does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principal relating thereto has been reached or as otherwise may be required by law.

Item 8. Additional Information.

Israeli Companies Law 5759-1999 (the “Companies Law”)

        The Companies Law requires a purchaser to conduct a special tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. Under the Companies Law, a special tender offer must tender for shares representing no less than 5% of the voting power in the subject company.

        Under the Companies Law, once Optibase owns 25% or more of the voting power in Scopus, it may purchase additional shares of Scopus in the open market or through private transaction without having to conduct a special tender offer, unless as a result of the purchase Optibase will own more than 45% of the voting rights in Scopus.

        However, since Optibase has not made a commitment to merge with Scopus in the Offer, pursuant to the Companies Law, Optibase, its current controlling shareholders and any corporation controlled by them, may not, for a period of one year following the date of the tender offer, conduct an additional tender offer for Scopus’ shares or merge with Scopus.

        Accepting or Rejecting the Tender Offer

        Under the Companies Law, shareholders may notify Optibase of their acceptance to the Offer or of their objection to it (the forms of objections or acceptance were filed with Schedule TO filed by Optibase). Shareholders may also elect not to respond to the tender offer.

        Effect of Filing an Objection Notice

        Under the Companies Law, if a majority of the offerees, who announced their position with respect to the Offer (excluding Optibase, controlling shareholder or affiliates of Optibase) file an objection notice, the tender offer is rejected with respect to all the offerees.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Press release issued by Scopus Video Networks Ltd. on July 16, 2007

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yaron Simler

(Signature)

Yaron Simler, Chief Executive Officer

(Name and title)

July 16, 2007

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.